Buenos Aires, March 6th, 2019

To:

Comisión Nacional de Valores

Bolsas y Mercados Argentinos S.A.

Ref.: Sale of Dock Sud Terminal

I am writing to you in my capacity as Head of Market Relations of Pampa Energía S.A. (the “Company” and or “Pampa”) in order to comply with regulations as per section 2, Chapter I Title XII (T.O. 2013) of the Comisión Nacional de Valores.

To that end, we inform that Pampa agreed with Raizen Argentina, licensee of the Shell brand, to sell its Dock Sud Terminal (“TDS”). The sale price is US$19,500,000, plus US$1,393,388 of products in TDS, being such amount subject to certain adjustments, and the closing subject to compliance of certain customary precedent conditions.

To the effects of Section 23, part (a), paragraph 9 of Bolsas y Mercados S.A.’s Listing Rules we inform that the net reporting result is still under review by the Company subject to the applicable accounting rules, and it will be disclosed in its next financial statements.

As informed in previous disinvestments, said transaction is in line with the Company’s strategy to focus its investments and human resources on the expansion of power generation installed capacity, on the exploration and production of natural gas, placing a special focus on the development and exploitation of our unconventional gas reserves (shale and tight gas), as well as to continue investing for the development of our utility concessions.

Sincerely,

Maria Agustina Montes

Head of Market Relations

Pampa Energía S.A.